Gabelli Equity Series Funds, Inc

One Corporate Center

Rye, New York 10580-1422

January 24, 2012

VIA EDGAR:

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Laura Hatch

Re:	Gabelli Equity Series Funds, Inc
(File Nos. 33-41913 and 811-06367), Post-Effective
Amendment No. 30 on Form N-1A (“Amendment No. 30”)

Dear Ms. Hatch:

In accordance with Rule 461 and paragraph (a)(3) of Rule 485 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Gabelli Equity Series Funds, Inc (the “Company”) hereby requests acceleration of the effective date of the above-captioned Amendment No. 30 so that it may become effective on January 27, 2012, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare Amendment No. 30 effective, it does not foreclose the Commission from taking any action with respect to Amendment No. 30; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Amendment. No. 30 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in Amendment No.s 30 and 31 (the latter amendment is scheduled for filing on January 27, 2012 pursuant to paragraphs (b) and (d)(2) of Rule 485 under the Securities Act); and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GABELLI EQUITY SERIES FUNDS, INC.

By:	/s/ Bruce N. Alpert
Bruce N. Alpert
President